ITEM 5 (C)

CPI CORP. PLANS STOCK REPURCHASE WITH CASH FROM KODAK JOINT
      VENTURE; EXPECTS LOWER SECOND QUARTER EARNINGS.

St. Louis, MO., August 19, 1996 - CPI Corp. (NYSE - CPY) said today that its board of directors approved a plan authorizing management to purchase up to $50 million of the company's common stock in a Dutch Auction tender offer. The tender offer is expected to be commenced on or prior to completion of the joint venture transaction with Eastman Kodak Company that was announced on August 8, 1996. In the previous announcement it was indicated that Kodak will acquire a 51% stake in CPI's photofinishing division for $56 million. CS First Boston is financial advisor to CPI. The company has approximately 14 million shares of common stock outstanding.

In addition, the company announced that sales for the second quarter will be approximately equal to the prior year's quarter, at about $105 million. However, earnings from continuing operations will be lower than in 1995's second quarter, with an anticipated loss of about six cents per share, compared with income of 18 cents per share in 1995.

Commenting on the results, Alyn V. Essman, CPI chairman and chief executive officer, said, "The primary reason for the decline in earnings is the impact of fixed costs incurred in the Sears Portrait Studio during the second quarter seasonally weak sales period. These fixed costs of depreciation, R&D, and studio labor are directly related to the divisions's major repositioning, now in process, that is expected to positively affect results in the 1996 second half and future years. The poor performance in the first two quarters was expected and does not change our optimistic outlook for the full-year results."

CPI Corp. is a consumer services company with $526.7 million in fiscal 1995 sales from continuing operations, operating over 1,700 retail locations, including 1,018 Sears Portrait Studios in the U.S., Puerto Rico and Canada, 150 Prints Plus wall decor locations, plus the 555 CPI/Fox Photo/Proex photofinish locations.